UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 20, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1). Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-197518) of Global Ship Lease, Inc. (the “Company”), which was declared effective on July 30, 2014.

On August 13, 2014, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC, as representative of the several underwriters listed therein (the “Underwriters”), relating to the public offering of 1,400,000 depositary shares (the “Depositary Shares”), each representing a 1/100th interest in one share of the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, with a liquidation preference of $2,500.00 per share (the “Series B Preferred Shares”), and in aggregate representing 14,000 shares of the Series B Preferred Shares and granted the Underwriters an option to purchase up to an additional 210,000 Depositary Shares solely to cover over-allotments, if any. A copy of the Underwriting Agreement is filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference.

On August 19, 2014, the Company filed a Certificate of Designations (the “Certificate of Designations”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands to establish the preferences, limitations and relative rights of the Series B Preferred Shares. The Certificate of Designations became effective upon filing, and a copy is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Upon the scheduled issuance on August 20, 2014 of the Series B Preferred Shares of the Company, no dividend may be declared or paid or set apart for payment on our common stock and each other class or series of capital stock established after the original issue date of the Series B Preferred Shares that is not expressly made senior to or on parity with the Series B Preferred Shares as to the payment of dividends and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Junior Securities”) (other than a dividend payable solely in Junior Securities), unless full cumulative dividends have been or contemporaneously are being paid or declared and set aside for payment on all outstanding Series B Preferred Shares and any securities that rank pari passu with the Series B Preferred Shares through the most recent respective dividend payment dates. The terms of the Series B Preferred Shares, including such restrictions, are more fully described in the Certificate of Designations (as defined in Item 5.03 below) filed as Exhibit 3.1 to this Current Report on Form 6-K.

The Deposit Agreement, dated as of August 20, 2014 (the “Deposit Agreement”), by and among the Company, Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein, relating to the Depositary Shares is filed as Exhibit 4.1 to this Current Report on Form 6-K and incorporated herein by reference. The form of certificate representing the Series B Preferred Shares and the form of depositary receipt representing the Depositary Shares are filed as Exhibit 4.2 and Exhibit 4.3, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

A copy of the opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company, regarding the validity of the Preferred Shares, is attached as Exhibit 5.1 to this Current Report on Form 6-K. A copy of the opinion of Simpson Thacher & Bartlett LLP, U.S. counsel to the Company, regarding the validity of the Depositary Shares, is attached as Exhibit 5.2 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description	Method of Filing

1.1	Underwriting Agreement, dated August 13, 2014, by and between Global Ship Lease, Inc. and Morgan Stanley & Co., as representative of the several underwriters listed therein.	Filed herewith.

3.1	Certificate of Designations of Global Ship Lease, Inc., filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and effective August 19, 2014.	Filed herewith.

4.1	Deposit Agreement, dated as of August 20, 2014, by and among Global Ship Lease, Inc., Computershare Inc. and Computershare Trust Company, N.A., as applicable, as depositary, registrar and transfer agent, and the holders from time to time of the depositary receipts described therein.	Filed herewith.

4.2	Form of Preferred Share Certificate evidencing the 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares.	Filed herewith.

4.3	Form of Depositary Receipt.	Included as part of Exhibit 4.1.

5.1	Opinion of Seward & Kissel LLP.	Filed herewith.

5.2	Opinion of Simpson Thacher & Bartlett LLP.	Filed herewith.

23.1	Consent of Seward & Kissel LLP.	Included in Exhibit 5.1.

23.2	Consent of Simpson Thacher & Bartlett LLP.	Included in Exhibit 5.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 20, 2014	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

4